Exhibit III

VOTE BY INTERNET - www.proxyvote.com
CAPITAL PRODUCT PARTNERS L.P. C/O CAPITAL SHIP MANAGEMENT CORP.

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

3, IASSONOS ST. 18537 PIRAEUS, GREECE	ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E50035-P11094	KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CAPITAL PRODUCT PARTNERS L.P.
The Board of Directors recommends you vote FOR the following proposals:

1. To elect one Class II director of the Company to serve until the 2021 Annual Meeting of Limited Partners.
	Nominee:	For		Withhold

	1a. Abel Rasterhoff	☐		☐

2. To elect a second Class II director of the Company to serve until the 2021 Annual Meeting of Limited Partners.
	Nominee:	For		Withhold

	2a. Dimitris P. Christacopoulos	☐		☐			For	Against	Abstain
3. To ratify the appointment of Deloitte Certified Public Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2018.							☐	☐	☐

NOTE: Such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES AND FOR THE PROPOSAL LISTED HEREIN.

For address changes and/or comments, please check this box and write them on the back where indicated.				☐

Please indicate if you plan to attend this meeting.		☐	☐
		Yes	No
Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date				Signature (Joint Owners)	Date

ANNUAL MEETING OF LIMITED PARTNERS OF

CAPITAL PRODUCT PARTNERS L.P.

September 5, 2018

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.proxyvote.com to enjoy online access.

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Notice and Proxy Statement and Annual Report available at www.proxyvote.com.

ê Please detach along perforated line and mail in the envelope provided. ê

E50036-P11094

PROXY

CAPITAL PRODUCT PARTNERS L.P.

PROXY FOR ANNUAL MEETING TO BE HELD ON SEPTEMBER 5, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, HEREBY APPOINTS Keith Forman, or, if Mr. Forman is not present, any director of the Company, with full power of substitution, as proxy for the undersigned, to represent the undersigned and to vote all the Units of the Company which the undersigned would be entitled to vote, as fully as the undersigned could vote and act if personally present, at the Annual Meeting of Limited Partners (the “Meeting”) to be held on September 5, 2018, at 11:30 A.M. Greek time, at the principal executive offices of Capital Product Partners L.P., at 3 Iassonos Street, 18537 Piraeus, Greece or at any adjournments or postponements thereof.

Should the undersigned be present and elect to vote at the Meeting or at any adjournments or postponements thereof, and after notification to the Company at the Meeting of the unitholder’s decision to terminate this proxy, then the power of such attorneys or proxies shall be deemed terminated and of no further force and effect. This proxy may also be revoked by filing a written notice of revocation with the Company or by duly executing a proxy bearing a later date.

Address Changes/Comments:

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

(Continued and to be signed on reverse side.)